------                                              ---------------------------
FORM 4                                                      OMB APPROVAL
------                                              ---------------------------
/ / Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: December 31, 2001
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

               Filed pursuant to Section 16(a) of the Securities
                   Exchange Act of 1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company
                                  Act of 1940


(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Hollinger Inc.                                Hollinger International Inc. (HLR)            to Issuer
      (See Schedule I for additional                                                                  (Check all applicable)
      reporting persons)
---------------------------------------------------------------------------------------------       Director       X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year              Officer      --- Other (Specify
                                                  Person (Voluntary)                            ---- (give title         below)
                                                                                                     below)

                                                                             April 2000              -------------------------------
  Hollinger International Inc.                                            ----------------------------------------------------------
  401 North Wabash Avenue, Suite 740                                      5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------------                                Date of Original    (Check Applicable List)
                 (Street)                                                    (Month/Year)        ---- Form filed by One
                                                                                                  X   Reporting Person
                                                                                                 ---- Form filed by More than
  Chicago          Illinois          60611                                                            One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Secur- 6. Ownership 7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           ities Benefi-       Form:        of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Direct       direct
                                               (Instr.8)                                 End of Month        (D) or       Benefi-
                                  (Month/                                                (Instr. 3 and 4)    Indirect     cial
                                   Day/        ----------------------------------                            (I)          Owner-
                                   Year)       Code V    Amount   (A) or    Price                            (Instr.4)    ship
                                                                  (D)                                                     (Instr.4)

------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                (2)        X         162,380   D         (4)
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Class A Common Stock                (3)        X          36,515   D         (5)               (6)             (7)         (7)
------------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                   Potential persons who are to respond to the collection of
                                   information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                     SEC 1474 (3/99)

                                  Page 1 of 9



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   or Disposed of   (Month/Day/                           Secur-
                             ative        Year)                  (D) (Instr. 3,   Year)                                 ity
                             Security                            4, and 5)                                              (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
HI Series II                   (4)        (2)        X                353,000   (8)                (9)      (10)          (12)
Call Options
------------------------------------------------------------------------------------------------------------------------------------
HI Retractable                 (5)        (3)        X                 51,100   (8)                (9)      (11)          (13)
Common Shares
------------------------------------------------------------------------------------------------------------------------------------

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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
HI Series II                      (14)                     (14)                       (14)
Call Options
-------------------------------------------------------------------------------------------------------
HI Retractable
Common Shares
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:
See Schedule I attached hereto.

**Intentional misstatements or omissions of facts constitute                                HOLLINGER INC.
  Federal Criminal Violations.                                                      By: /s/ Charles G. Cowan          May 10, 2000
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                         -------------------------------   ------------
                                                                                    **Signature of Reporting Person      Date
                                                                                            Charles G Cowan
                                                                                      Vice-President and Secretary

Note. File three copies of this Form, one of which must be manually signed.                                                Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                  SEC 1474 (3/99)
                                                                                                                           371361

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                THE RAVELSTON CORPORATION LIMITED                 May 10, 2000
                     By: /s/ Charles G. Cowan                   ----------------
                ---------------------------------                      Date
                 **Signature of Reporting Person
                         Charles G. Cowan
                   Vice-President and Secretary



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 3
                                                                 SEC 1474 (3/99)
                                                                          371361

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           /s/ Conrad M. Black                    May 10, 2000
                    --------------------------------            ----------------
                    ** Signature of Reporting Person                  Date
                   The Hon. Conrad M. Black, P.C.,O.C.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 4
                                                                 SEC 1474 (3/99)
                                                                          371361

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                          /s/ Barbara Amiel Black                 May 10, 2000
                     --------------------------------           ----------------
                     ** Signature of Reporting Person                Date
                            Barbara Amiel Black

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 5
                                                                 SEC 1474 (3/99)
                                                                          371361

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name   and Address of Reporting Person:
       Hollinger Inc. ("HI")
       c/o Hollinger International Inc.
       401 North Wabash Avenue, Suite 740
       Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
       Hollinger International Inc./HLR

Statement for Month/Year
April 2000

Additional Reporting Persons:

       The Ravelston Corporation Limited ("Ravelston")
       c/o Hollinger International Inc.
       401 North Wabash Avenue, Suite 740
       Chicago, Illinois 60611
       Relationship to Issuer: 10% Owner

       Conrad M. Black ("CMB")
       c/o Hollinger International Inc.
       401 North Wabash Avenue
       Chicago, Illinois 60611
       Relationship to Issuer: Director, Officer and 10% Owner

       Barbara Amiel Black ("Amiel")
       c/o Hollinger International Inc.
       401 North Wabash Avenue
       Chicago, Illinois 60611
       Relationship to Issuer: Director, Officer and 10% Owner
                                   via spouse CMB

Explanations:

(1)    (i)    For HI:           10% Owner
       (ii)   For Ravelston:    10% Owner
       (iii)  For CMB:          Director, Officer (Chairman, President and Chief
                                Executive Officer) and 10% Owner

       (iv)   For Amiel:        Director and Officer (Vice President)
                                and 10% owner via spouse CMB.

(2) The disposition of shares of the Company's Class A Common Stock ("Class A Common Shares") occurred on various dates throughout the month of April (with respect to an aggregate of 162,380 Class A Common Shares during such period) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(3) The disposition of the Class A Common Shares occurred on April 14, 2000 (with respect to an aggregate of 36,515 Class A Common Shares) in connection with the retraction of Retractable Common Shares ("Retractable Common Shares") issued by HI, the Issuer's parent corporation.

(4) The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(5) The consideration given for the exchange of each Retractable Common Share was approximately 0.715 of a Class A Common Share, which was determined by taking the retraction price of [Cdn.] $11.50 and dividing it by approximately [Cdn.] $16.09, the [Cdn.] $ equivalent of the Class A Common Share on the retraction date.

(6)    (i)    For HI:             24,390,048 Class A Common Shares held directly
                                  by HI, and indirectly via its wholly owned subsidiary 504468 N.B. Inc.

       (ii)   For Ravelston:      24,390,048 Class A Common Shares indirectly
                                  via its control over HI

       (iii)  For CMB:            24,390,048 Class A Common Shares via his
                                  control over Ravelston, which controls HI, 600
                                  Class A Common Shares directly, 9,600 Class A
                                  Common Shares indirectly via Conrad Black
                                  Capital Corporation, 50 Class A Common Shares indirectly via son, and 500 Class A Common
                                  Shares indirectly via spouse. CMB disclaims beneficial ownership of his son's and spouse's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

        (iv)  For Amiel.          24,390,048 Class A Common Shares via spouse's
                                  control over Ravelston, 500 Class A Common
                                  Shares directly, 9,600 Class A Common Shares indirectly via spouse's control over Conrad
                                  Black capital corporation, 50 Class A Common
                                  Shares indirectly via spouse's son, and 600
                                  Class A Common Shares indirectly via spouse.
                                  Amiel disclaims beneficial ownership of her spouse's and her spouse's son's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(7)     (i)   For HI:             Directly.

        (ii)  For Ravelston:      Indirectly, via its control of HI.

        (iii) For CMB:            Directly and indirectly, via his control of
                                  Ravelston, which controls HI.

        (iv)  For Amiel:          Directly and indirectly via her spouse, CMB,
                                  and his control of Ravelston, which controls
                                  HI.

(8)    Immediately.

(9)    Class A Common Stock of the Issuer.

(10)   162,380

(11)   36,515

(12) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(13) The Retractable Common Shares were originally issued in 1998 in exchange for Equity Units of Hollinger Inc. at a ratio of one Retractable Common Share per one Equity Unit.

(14)   (i)    For HI:             13,136,612 Series II Shares remain
                                  outstanding, resulting in a put equivalent position with respect to 6,042,841 Class A
                                  Common Shares.

       (ii)   For Ravelston:      66,693 Series II Shares directly, resulting in
                                  a call equivalent position with respect to 30,679 Class A Common Shares. Via its control of HI, Ravelston indirectly beneficially owns
                                  HI's position in the Series II Shares.

       (iii)  For CMB:            1,611,039 Series II Shares directly, resulting
                                  in a call equivalent position with respect to 741,077 Class A Common Shares. Via his control of Ravelston (and its control of HI), CMB indirectly beneficially owns Ravelston's and
                                  HI's positions in the Series II Shares.

       (iv)   For Amiel:          Amiel disclaims beneficial ownership of CMB's
                                  securities and this report shall not be deemed an